

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

Via Email
Bruce F. Nardella
Chief Executive Officer
Civitas Solutions, Inc.
313 Congress Street, 6th Floor
Boston, MA 02210

>   **Re: Civitas Solutions, Inc.**
>   **Amendment to Registration Statement on Form S-1**
>   **Filed July 16, 2014**
>   **File No. 333-196281**

Dear Mr. Nardella:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. We note the new disclosure on page seven that you are "considering a potential acquisition through which [you] would begin serving the youth autism market, which is estimated to be more than $9 billion … for the total societal cost in 2011 of caring for children age 3 to 17 with autism." Please advise us of the timing for this potential acquisition including whether additional disclosure is anticipated prior to your roadshow. In this regard, the link between the size of the acquisition – in terms of the potential consideration to be offered, its revenues and net income (loss), and the societal cost of caring for children with autism, is unclear. Please revise or advise, as appropriate.

Summary Consolidated Financial Data, Page 11

2. We note your response to prior comment 16 that management has revised Adjusted EBITDA to reflect a more transparent view of your operating performance and operating trends. Please address the following:

    a. Please further explain the criteria used to identify the types of adjustments that are including in your Adjusted EBITDA calculation. Please clarify your disclosure that these are "certain non-cash charges and other items that vary from period to period without any correlation to your operating performance".

    b. We note your response on adjustment (f) that you believe you will never be required to pay the tail reserve for claims incurred but not yet reported. Please further clarify why you believe you will never be required to pay this liability and explain why you believe inclusion of this adjustment in Adjusted EBITDA is appropriate. Please refer to Item 10(e)(ii) of Regulation S-K.

Financial Statement Updating

3. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X, as necessary.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Elisabeth M. Martin
        Kirkland & Ellis LLP